AMENDED AND RESTATED

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

NEXPOINT REAL ESTATE STRATEGIES FUND

THIS AGREEMENT is hereby made as of the 1st of May, 2023 (this “Agreement”) between NexPoint Real Estate Strategies Fund, a Delaware statutory trust (the “Trust”), and NexPoint Advisors, L.P., a Delaware limited partnership (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Trust pursuant to an Investment Advisory Agreement, by and between the Trust and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Trust.

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1. Expense Limitation. For the one-year period beginning on the effective date of this Agreement (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its fees under the Advisory Agreement and pay, absorb or reimburse the certain ordinary operating expenses of the Trust, (the “Ordinary Operating Expenses”) to the extent necessary so that, for any fiscal year, the Trust’s Ordinary Operating Expenses do not exceed 1.75% per annum of the Trust’s average Daily Gross Assets (the “Expense Limitation”). “Daily Gross Assets” will be an amount equal to total assets, less any liabilities, but excluding liabilities evidencing leverage. In any quarter, the Adviser shall reimburse the Trust for Ordinary Operating Expenses over the Expense Limitation for the fiscal year in which such quarter occurs by first foregoing at that time the requisite amount of its quarterly fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Trust for any additional excess Ordinary Operating Expenses over such Expense Limitation. For purposes of this Agreement, the Daily Gross Assets will be determined in a manner consistent with the Trust’s Prospectus.

2. Specified Expenses. The Expense Limitation applies only to the annual Ordinary Operating Expenses of the Trust, which include organizational and offering expenses, but do not include: (i) distribution fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Trust as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Trust’s investments; (iv) expenses payable by the Trust under any Administration or Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Trust’s business.

3. Term. This Agreement shall become effective on the effective date of this Agreement and shall have an initial term of one year. Thereafter, this Agreement shall automatically renew for one-year terms unless terminated by the Trust’s Board of Trustees or the Adviser upon sixty (60) days’ written notice. In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement between the Adviser unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4. Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Trust agrees to carry forward the amount of the foregone fees and Ordinary Operating Expenses paid, absorbed or reimbursed by the Adviser (other than organizational and initial offering expenses, which are those expenses incurred by the Trust in order to permit the Trust to be declared effective by the Securities and Exchange Commission and to commence operations ) (the “Excess Expenses” ), for a period not to exceed three years from the date on which such fees are foregone or expenses are incurred by the Adviser (the “Recoupment Period” ). The Adviser shall be entitled to recoup from the Trust the amount of such Excess Expenses during the Recoupment Period to the extent that such recoupment does not cause the Trust’s Ordinary Operating Expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any Expense Limitation in effect at the time of recoupment. For the avoidance of doubt, if, at the end of the Recoupment Period in which the Adviser has recouped from the Trust any Excess Expenses, the Trust’s Ordinary Operating Expenses for the Recoupment Period exceed the Expense Limitation in effect at the time the expenses were paid or waived or any Expense Limitation in effect at the time of recoupment, the Adviser shall promptly pay the Trust an amount equal to the lesser of: (i) the amount by which the Trust’s Ordinary Operating Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount recouped by the Adviser for Excess Expenses in such fiscal year. Any payment by the Adviser to the Trust pursuant to the foregoing sentence shall be subject to later recoupment by the Adviser in accordance with this Section 4. The Adviser’s obligations under this Section 4 shall survive termination of this Agreement.

5. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6. Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8. Severability. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer

NEXPOINT REAL ESTATE STRATEGIES FUND

By:	/s/ Stephanie Vitiello
Name:	Stephanie Vitiello
Title:	Secretary